[redacted]

SE[barcode] MISSION

14040636

SEC Mail Processing Section MAY 3 0 2014 Washington DC 405

DD 5/30/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68252

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILDS ADVISORY PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3438 PEACHTREE RD, PHIPPS TOWER, SUITE 1400
(No. and Street)

ATLANTA	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CHILDS 404-751-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 6/4/14

OATH OR AFFIRMATION

I, JAMES CHILDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILDS ADVISORY PARTNERS LLC, as of MARCH 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Dir

Title

S EVANS MY COMMISSION EXPIRES MAR. 17 2017 DOUGLAS CO., GEORGIA NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILDS Advisory Partners, LLC
Financial Statements
For the Year Ended
March 31, 2014
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
CHILDS Advisory Partners, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of CHILDS Advisory Partners, LLC which comprise the statement of financial condition as of March 31, 2014 and the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILDS Advisory Partners, LLC as of March 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

May 21, 2014
Atlanta, Georgia

RUBIO CPA, PC

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2014

ASSETS

Cash and cash equivalents	$ 2,296,706
Accounts receivable, net of allowance for doubtful accounts of $75,510	653,938
Prepaid expenses and other assets	80,419
Property and equipment, net of accumulated depreciation of $306,049	439,643
Total Assets	$ 3,470,706

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 106,442
Accrued expenses	431,782
Due to related party	46,486
Capital lease obligations	125,961
Note payable to bank	170,042
Other	3,251
Total Liabilities	883,964
MEMBER'S EQUITY	2,586,742
Total Liabilities and Member's Equity	$ 3,470,706

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2014

REVENUES	
Investment banking	$ 8,247,984
Other	387,495
Total revenues	8,635,479
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, compensation and benefits	4,486,799
Occupancy	502,809
Communications	104,888
Other operating expenses	1,296,185
Total expenses	6,390,681
NET INCOME	$ 2,244,798

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,244,798
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation and amortization	145,233
Change in reserve for doubtful accounts	75,510
Change in accounts receivable	(577,757)
Change in prepaid expenses and other assets	14,194
Change in accounts payable and accrued expenses	123,845
Change in unearned revenues	(18,305)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,007,518
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of property and equipment	(33,863)
NET CASH USED BY INVESTING ACTIVITIES	(33,863)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(2,503,975)
Change in due to related parties	(18,236)
Change in due from member	1,556
Payments on capital lease obligations	(35,253)
Payments on note payable to bank	(72,353)
NET CASH USED BY FINANCING ACTIVITIES	(2,628,261)
NET DECREASE IN CASH	(654,606)
CASH BALANCE:	
Beginning of year	2,951,312
End of year	$ 2,296,706
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 18,810

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended March 31, 2014

	Total
Balance, April 1, 2013	$2,845,919
Net income	2,244,798
Distributions to member	(2,503,975)
Balance, March 31, 2014	$2,586,742

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: CHILDS Advisory Partners, LLC (the "Company"), a limited liability company, was organized in January 2009 and became a broker-dealer in June 2009. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides advisory and consulting services related to capital raising activities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: Effective January 1, 2012, the Company elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; however, an allowance for doubtful accounts of $75,510 is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment is recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of five to seven years.

Date of Management's Review: Subsequent events were evaluated through May 21, 2014, which is the date the financial statements were available to be issued.

Revenue Recognition: Fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. Other consulting fees are recognized as earned and billed.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company had net capital of $1,591,263 which was $1,539,523 in excess of its required net capital of $51,740 and its ratio of aggregate indebtedness to net capital was .49 to 1.0.

NOTE C – RELATED PARTIES

The Company has services agreement with an entity partially owned by its member. Under the terms of the services agreement, the Company pays the related party for personnel services provided to the Company including commissions, payroll and benefit costs. The amount expensed under the arrangement for the year ended March 31, 2014 was approximately $216,000. The balance due to the related party on the accompanying balance sheet arose from this services agreement.

The Company subleased a portion of its office facilities to a related party. The Company received approximately $13,000 in rent from the related party during the year ended March 31, 2014.

CHILDS ADVISORY PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2014

NOTE D – LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under office premises operating leases is approximately the following.

2015	$	235,000
2016		241,000
2017		247,000
2018		168,000
	$	891,000

Rent expense for the year ended March 31, 2014 was approximately $342,000.

During 2013 the Company entered into new office premises leases that contained periods of free rent. A deferred rent liability of approximately $77,000 at March 31, 2014 that is included in accrued expenses arose from allocation of the rent payments due in future periods to the free-rent period.

The Company leases a portion of its office premises to a sublessee under a sublease that expires in May 2014. Rental income received under the lease was approximately $73,000.

Capitalized leases: The Company leases office equipment under capitalized leases that incepted in 2012 and 2013. Amortization expense for capitalized property was approximately $37,000 for the year ended March 31, 2014. The net book value of the leased equipment was approximately $120,000 at March 31, 2014.

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of March 31, 2014:

Year ending March 31:	2015	$	40,128
	2016		40,128
	2017		37,621
	2018		22,566
Total minimum lease payments			140,443
Less amount representing interest			(14,482)
Present value of net minimum lease payment		$	125,961

NOTE E – CONCENTRATION

Approximately 53% of fee revenue was earned from four customers and approximately 70% of the accounts receivable at March 31, 2014 are due from one customer.

NOTE F – NOTE PAYABLE

The note payable at March 31, 2014 consists of a 4.9% installment note payable to a bank that is secured by office equipment, furniture and fixtures. The note requires monthly payments of principal and interest through May 2016.

Maturities of the note payable to bank are as follows:

2015	$ 75,992
2016	79,810
2017	14,240
	$ 170,042

NOTE G - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2014.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CHILDS ADVISORY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF MARCH 31, 2014

NET CAPITAL:

Total member's equity	$2,586,742
Less:	
Accounts Receivable – non allowable, net of related commissions payable of $93,500	(560,438)
Prepaid expenses and other assets	(80,419)
Property and equipment, net of allowable portion of secured note payable of $85,021	(354,622)
	(995,479)
Net capital before haircuts	1,591,263
Less haircuts	-
Net capital	1,591,263
Minimum net capital required	51,740
Excess net capital	$1,539,523
Aggregate indebtedness (liabilities, less long-term portion of capital lease obligations and note payable)	$ 776,093
Net capital based on aggregate indebtedness	$ 51,740
Ratio of aggregate indebtedness to net capital	.49 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2014

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

CHILDS ADVISORY PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
CHILDS Advisory Partners, LLC

In planning and performing our audit of the financial statements of CHILDS Advisory Partners, LLC for the year ended March 31, 2014, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by CHILDS Advisory Partners, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2014 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

May 21, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CHILDS ADVISORY PARTNERS, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of CHILDS Advisory Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by CHILDS Advisory Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CHILDS Advisory Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CHILDS Advisory Partners, LLC's management is responsible for CHILDS Advisory Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2014 with the amounts reported in Form SIPC-7 for the year then ended, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

May 21, 2014
Atlanta, GA

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended MARCH 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068252
CHILDS ADVISORY PARTNERS LLC
3438 PEACHTREE ROAD
PHIPPS TOWER, SUITE 1400
ATLANTA, GA 30326

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rick Alvarez 770-263-7300

2. A.	General Assessment (item 2e from page 2)	$ 20,693
B.	Less payment made with SIPC-6 filed (exclude interest) 10/29/13 Date Paid	(7,379)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	13,314
E.	Interest computed on late payment (see instruction E) for _____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 13,314
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 13,314
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHILDS Advisory Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of May, 20 14.

VP Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning APRIL 1, 20 13 and ending MARCH 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,635,478
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed out of pocket expenses, rental income, dataroom fees	358,245
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	358,245
2d. SIPC Net Operating Revenues	$8,277,233
2e. General Assessment @ .0025	$20,693
	(to page 1, line 2.A.)